September 26, 2008

David L. Orlic
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	MedAssets, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 8, 2008
File No. 001-33881
Dear Mr. Orlic:
     We are writing to you on behalf of MedAssets, Inc. (the “Company”). We are in receipt of your letter dated September 16, 2008 in which you provided comments to the Company’s Preliminary Proxy Statement filed on September 8, 2008 (the “Preliminary Proxy Statement”). The purpose of this letter is to provide the Company’s responses to those comments and to identify the corresponding revisions contained in the Company’s revised Preliminary Proxy Statement as filed concurrently herewith.
     The Company has confirmed the following:
     (1) the Company is responsible for the adequacy and the accuracy of the disclosures contained in its filings made with the Commission;
     (2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Set forth below are the comments in your letter dated September 16, 2008 with respect to the Preliminary Proxy Statement and the Company’s responses to such comments.

David L. Orlic
Securities and Exchange Commission
September 26, 2008

Preliminary Proxy Statement on Schedule 14A, Filed September 8, 2008
Proposal 3 — Authorization of the Issuance of Shares of Common Stock, page 31
1.	Comment: It appears that your filing should include all of the information called for by Item 11 of Schedule 14 in connection with the proposal to authorize the issuance of common stock in satisfaction of certain of the company’s obligations under the merger agreement with Accuro. In this regard, we note that you have not discussed the general effect of the proposed issuance on your existing shareholders, for example the dilutive effect of the proposed issuance, as called for by Item 11(d). Please advise, or revise your filing as appropriate.

Response: The Company has revised its disclosure on page 31 to include discussion of the dilutive effect of the proposed issuance.
2.	Comment: It appears that your filing should also include the disclosure called for by Item 13(a) of Schedule 14A in connection with this proposal. In order to provide this information, you may wish to revise your filing by incorporating by reference the following filings:
•	your annual report on Form 10-K for the year ended December 31, 2007;

•	your periodic reports on Form 10-Q for the quarters ended March 31, 2008, and June 30, 2008, respectively; and

•	your current report on Form 8-K filed on June 3, 2008, as amended by the Form 8-K/A filed on August 13, 2008, relating to the Accuro acquisition.
Refer to Item 13(b) and (c) of Schedule 14A, and Note D to Schedule 14A, for the procedures applicable to incorporation by reference of this information.

Response: The Company has revised its disclosure to include the following language on page 40:
     The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2008 and June 30, 2008, respectively, and our Current Report on Form 8-K filed on June 3, 2008, as amended by the Form 8-K/A filed on August 13, 2008, relating to the Accuro acquisition.

David L. Orlic
Securities and Exchange Commission
September 26, 2008

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     Should members of the Commission staff have any questions or require any addition information, they should call the undersigned at (212) 728-8981.
     Very truly yours,
     /s/ Morgan D. Elwyn
     Morgan D. Elwyn

cc: MedAssets, Inc.